June 13, 2025

Stephen Sills
Chief Executive Officer
Bowhead Specialty Holdings Inc.
452 Fifth Avenue
New York, New York 10018

        Re: Bowhead Specialty Holdings Inc.
            Registration Statement on Form S-3
            Filed June 6, 2025
            File No. 333-287859
Dear Stephen Sills:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Dwight S. Yoo, Esq.